As filed with the Securities and Exchange Commission on August 30, 2002.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                ----------------
                              THE INDIA FUND, INC.
                       (Name of Subject Company (issuer))

                              THE INDIA FUND, INC.
                        (Name of Filing Person (offeror))

                                  COMMON STOCK,
                           $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    454089103
                      (CUSIP Number of Class of Securities)

                       BARBARA PIRES, ASSISTANT SECRETARY
                              THE INDIA FUND, INC.
                            CIBC WORLD MARKETS CORP.
                                622 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 667-4711
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------
                                    COPY TO:
                              CYNTHIA COBDEN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                                ----------------
                            CALCULATION OF FILING FEE

================================================================================
       TRANSACTION VALUATION           |         AMOUNT OF FILING FEE
---------------------------------------|---------------------------------------
          $34,555,524(a)               |             $3,179.11(b)
================================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 3,063,433 shares in the offer, based upon a price of $11.28 (95% of the net asset value per share of $11.87 on August 23, 2002).
(b)  Calculated at $92 per $1,000,000 of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid:    Not applicable    Filing Party:   Not applicable
    Form or Registration No.:  Not applicable    Date Filed:     Not applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

    [ ]  third party tender offer subject to Rule 14d-1    [ ]  going-private transaction subject to Rule 13e-3
    [X]  issuer tender offer subject to Rule 13e-4         [ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

================================================================================
                             Introductory Statement

         This Issuer Tender Offer Statement on Schedule TO related to an offer by The India Fund, Inc., a Maryland corporation (the "Fund"), relating to an offer to purchase for cash up to 10% of its outstanding shares, or of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated August 30, 2002 and the related Letter of Transmittal and are filed as exhibits to this Schedule TO.

         This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4 (c) (2) promulgated under the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this of this Issuer Tender Offer Statement on Schedule TO.

ITEM 12.  EXHIBITS

EXHIBIT NO.     DESCRIPTION
-----------     -----------
(a)(1)(i)       Offer to Purchase, dated August 30, 2002.
(a)(1)(ii)      Form of Letter of Transmittal.
(a)(1)(iii)     Form of Notice of Guaranteed Delivery.
(a)(1)(iv)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.
(a)(1)(v)       Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.
(a)(1)(vi)      Form of Letter to Stockholders.
(a)(2)          None.
(a)(3)          Not Applicable.
(a)(4)          Not Applicable.
(a)(5)          Press release issued on August 30, 2002.
(b)             None.
(d)             None.
(g)             None.
(h)             None.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

             Not Applicable

================================================================================

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  THE INDIA FUND, INC.



                                  By: /s/ Bryan McKigney
                                      -------------------
                                      Name:   Bryan McKigney
                                      Title:  Director, President and Secretary


Dated:  August 30, 2002


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